Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated June 28, 2012
Relating to Preliminary Prospectus Supplement Dated June 27, 2012
Prospectus Dated May 17, 2012
Registration Statement No. 333-180731

PACIFIC ETHANOL, INC.

This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated May 17, 2012, and the preliminary prospectus supplement related thereto dated June 27, 2012 (the “Prospectus”), included in the Registration Statement on Form S-3 (File No. 333-180731) relating to these securities. The Registration Statement and the Prospectus contained therein can be accessed through the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-180731&owner=include&count=40.  The following information supplements and updates the information contained in the Preliminary Prospectus Supplement with respect to the offering of these securities.

Issuer:	Pacific Ethanol, Inc. (NASDAQ: PEIX)

Securities Offered:
Units consisting of (i) one share of common stock,  (ii) a warrant to purchase one share of common stock, immediately exercisable following the date of original issuance for five (5) years from the date of such issuance, at an exercise price of $0.63 per share of common stock, and (iii) a warrant to purchase one-half of one share of common stock, immediately exercisable following the date of original issuance for 18 months from the date of such issuance, at an exercise price of $0.53 per share of common stock. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

Number of Units Offered:	28.0 million units

Over-Allotment Option	We have granted the underwriter an option for a period of 30 days to purchase up to an additional 4.2 million units solely to cover over–allotments, if any.

Price per Unit:	$0.43

Estimated Net Proceeds:
$10.8 million assuming we sell the maximum number of units offered and excluding the proceeds, if any, from the exercise of the warrants being offered in this offering. The net proceeds also exclude the exercise of the underwriter’s over-allotment option and the securities set forth therein.

Lock-Up Provisions:
We, along with our executive officers and directors, have agreed to certain lock-up provisions with regard to future sales of our common stock and other securities convertible into or exercisable or exchangeable for common stock for a period of forty-five (45) days after the date hereof.

Use of Proceeds:
We intend to use $10.0 million of the net proceeds of the offering to acquire an additional percentage ownership interest in New PE Holdco LLC.  Using proceeds from this offering and Senior Unsecured Notes in the original principal amount of approximately $10.0 million, we intend to purchase an aggregate of 33% in additional ownership interests in New PE Holdco LLC, after which we will hold a 67.25% ownership interest in New PE Holdco LLC.  We will use the remainder of the net proceeds of the offering, if any, for general corporate purposes, which may include, among other things, working capital requirements, capital expenditures, acquisitions, and the repayment of outstanding indebtedness.  In the event that the acquisition of additional interests in New PE Holdco LCC does not close, all of the proceeds are expected to be used for general corporate purposes, which may include, among other things, working capital requirements, capital expenditures, acquisitions, acquisitions of other ownership interests in New PE Holdco LLC, and the repayment of outstanding indebtedness

Pacific Ethanol, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement forming a part thereof and other documents that Pacific Ethanol, Inc. has filed with the Securities and Exchange Commission for more complete information about Pacific Ethanol and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Pacific Ethanol, Inc. or Lazard Capital Markets LLC will arrange to send you the prospectus if you request it by contacting Pacific Ethanol at (916)403-2755, Attention Investor Relations, or Lazard at (800) 542-0970.